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                                 ---------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                         TELETOUCH COMMUNICATIONS, INC.
                                (Name of Issuer)

                                 ---------------

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)

                                 ---------------

                                   87951V 10 7
                                 (CUSIP Number)

                             MR. ROBERT M. MCMURREY
                           1116 NORTH KILGORE STREET
                              KILGORE, TEXAS 75662
                                 (903) 595-8830
                       (Name, Address and Telephone Number
                     of Person Authorized to Receive Notices
                               and Communications)

                                 with a copy to:
                                MR. BRADY K. LONG
                          BRACEWELL & PATTERSON, L.L.P.
                           SOUTH TOWER PENNZOIL PLACE
                        711 LOUISIANA STREET, SUITE 2900
                            HOUSTON, TEXAS 77002-2781
                            TELEPHONE: (713) 221-1364
                               FAX: (713) 222-3203

                                 AUGUST 28, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box: [X]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                 ---------------

                                  SCHEDULE 13D

CUSIP NO.: 87951V 10 7

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON

    Robert M. McMurrey
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (a) [ ]
    (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

    PF, WC
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
    [ ]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           0
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          6,341,649
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    0
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    6,341,649
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,341,649
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     64.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN
--------------------------------------------------------------------------------


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                                  SCHEDULE 13D

CUSIP NO. 87951V 10 7

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1   NAME OF REPORTING PERSONS.

    TLL Partner, L.L.C.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

    (a) [ ]
    (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

    WC, AF
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
    [ ]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           0
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          5,117,641
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    0
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    5,117,641
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,117,641
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     52.5%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     OO
--------------------------------------------------------------------------------


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                                  SCHEDULE 13D

CUSIP NO.: 87951V 10 7

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON

    Rainbow Resources, Inc.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (a) [ ]
    (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

    WC
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
    [ ]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Texas
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           0
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          1,200,000
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    0
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    1,200,000
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,200,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     24.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     CO
--------------------------------------------------------------------------------


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


                            STATEMENT ON SCHEDULE 13D

ITEM 1.  SECURITY AND ISSUER

         This statement on Schedule 13D relates to the shares of common stock, par value $.001 per share (the "Shares"), of Teletouch Communications, Inc., a Delaware corporation (the "Issuer"), whose principal executive offices are located at 110 North College, Suite 200, Tyler, Texas 75702.

ITEM 2.  IDENTITY AND BACKGROUND

         This Statement is filed by TLL Partners, L.L.C., a Delaware limited liability company ("TLL"), Rainbow Resources, Inc., a Texas corporation ("RRI"), and Robert M. McMurrey, the sole member and sole officer of TLL and the sole shareholder, sole director and sole officer of RRI ("McMurrey" and, together with TLL and RRI, the "Reporting Persons"). The principal business of TLL is the investment in the securities of the Issuer. The address of TLL's principal office is 110 North College, Suite 1111, Tyler, Texas 75702. McMurrey, a citizen of the United States of America, is the founder of the Issuer and currently serves as the Chairman of the Board of Directors of the Issuer. McMurrey's principal occupation is as a private investor, and McMurrey's investments are made primarily through TLL and RRI. The principal business of RRI is the ownership and operation of oil and gas properties and the investment in the securities of the Issuer. The business address of McMurrey and RRI is 1116 North Kilgore Street, Kilgore, Texas 75662.

         None of TLL, McMurrey or RRI during the last five years (a) has been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         On February 10, 1995, McMurrey filed a statement on Schedule 13G (the "Schedule 13G") reporting that he had acquired 1,800,000 Shares with respect to which he had sole voting and dispositive power. Those Shares were beneficially owned by virtue of McMurrey's ownership and control of RRI. Subsequent to the filing of the Schedule 13G, the Issuer effected a three-for-two reverse stock split, and, as a result of such reverse stock split, RRI owns 1,200,000 Shares of the Issuer. Such shares were acquired by virtue of RRI's purchase of one hundred percent of the stock of Southern Communications, Inc. ("Southern Communications"), the predecessor of the Issuer, prior to the Issuer's initial public offering of securities. The working capital of RRI was the source of the funds utilized to purchase the securities of Southern Communications. The voting and dispositive power over the 1,200,000 Shares owned by RRI is shown as being shared by McMurrey and RRI by virtue of McMurrey's ownership and control of RRI.

         Pursuant to McMurrey's employment agreement with the Issuer (the "Employment Agreement"), the Issuer has issued to McMurrey options to purchase 16,666 Shares at an exercise price of $0.87 per Share. The options will expire on August 3, 2005. Since those options are currently exercisable, the Shares issuable upon their exercise are included in the total shares beneficially owned by McMurrey, pursuant to the requirements of Rule 13d-3 under the Securities Exchange Act of 1934, as amended. McMurrey has sole voting and dispositive power over such Shares.

         TLL was formed for the purpose of acquiring the securities of the Issuer, as disclosed more fully elsewhere in this Schedule 13D. To date
TLL has been capitalized by a loan from McMurrey from his personal funds in the amount of $50,100. TLL has no assets or liabilities other than those disclosed in this Schedule 13D.

         From June 28, 2001 to present, McMurrey used his personal funds to purchase, in the aggregate, 4,700 shares on the open market at prices ranging from $.40 to $.59 per Share.

         TLL has executed a certain Option and Securities Purchase Agreement (the "Agreement"), dated August 24, 2001 and effective August 28, 2001, by and among TLL, CIVC Partners I, a Delaware limited partnership ("Partners"), and Continental Illinois Venture Corporation, a Delaware corporation ("CIVC", and, together with Partners, the "Sellers"). Pursuant to the Agreement, TLL paid $50,000.00 from working capital for an option (the "Option") to purchase from the Sellers all of (i) 295,649 Shares, (ii) warrants (the "Common Stock Warrants"), which are immediately exercisable, to purchase 2,660,840 Shares,
(iii) 36,019 shares of Series B Preferred Stock (the "Series B Shares"), which are immediately convertible into 216,114 Shares; (iv) warrants (the "Series B Warrants"), which are immediately exercisable, to purchase 324,173 Series B Shares, which are immediately convertible into 1,945,038 Shares; and (v) 13,131 shares of Series A Preferred Stock, which are convertible from and after August 3, 2003 into a number of Shares to be


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
determined on the date of conversion. TLL may exercise the Option at any time on or before May 24, 2002, though it must pay an additional $50,000.00 (the "Option Extension Premium") to extend the Option beyond November 23, 2001. Upon the exercise of the Option, TLL must pay the Sellers an aggregate amount of $795,818.40, less the amount of any payments already received by the Sellers. Such payment is expected to be made from working capital. The Agreement also provides that certain other stockholders may, and any transferee of the Sellers or such other stockholders must, adopt the Agreement. The foregoing is merely a summary and is subject in its entirety to the more complete information set forth in the Agreement, which is attached hereto as Exhibit 2 and incorporated herein by reference.

         While there can be no assurance, it is presently assumed that the capital necessary to fund the Option Extension Premium will be provided to TLL by McMurrey. The Reporting Persons do not presently know whether TLL will exercise the Option, and if so, how TLL will fund that exercise of the Option, but the Reporting Persons reserve the right to loan funds, contribute capital, arrange loans, or sell interests in TLL in order to fund the Option Extension Premium or to fund the exercise of the Option. There is no assurance that the Option will be exercised. TLL and McMurrey reserve the right to sell, transfer, pledge, hypothecate, assign, exercise or abandon the Option.

ITEM 4.  PURPOSE OF THE TRANSACTION

         The Reporting Persons beneficially own their Shares (i) for investment purposes, (ii) for the exercise of control of the Issuer, and (iii) in order to attempt to restructure the overall indebtedness of the Issuer and thereby improve its financial condition. For information regarding the financial condition of the Issuer, please see the Issuer's Form 10-K filed with the Securities and Exchange Commission on August 29, 2001. The Reporting Persons are negotiating with institutional lenders to purchase debt with the intent of recapitalizing the debt and equity of the Issuer, though no specific plans have been formulated. There can be no assurance that the Reporting Persons will be successful in their efforts to purchase such debt or to recapitalize the debt and/or equity of the Issuer. Also, the Agreement provides that CIVC shall cause each member of the Board of Directors of the Issuer who is a CIVC or Partners designee to resign within seven days of the date of the Agreement and shall not designate a replacement unless approved in writing by TLL.

         The Reporting Persons intend to continually assess the market for the Shares, as well as the Issuer's financial position and results of operations. The Reporting Persons, from time to time or at any time, reserve the right to purchase, sell, transfer, pledge, assign or hypothecate or otherwise dispose of some or all of the Shares, to increase their representation on the Issuer's Board of Directors, or to purchase a business owned by them. Depending upon a continuing assessment and upon future developments, the Reporting Persons may determine, from time to time or at any time, not to exercise the Option, not to recapitalize or modify, extend and/or forgive part or all of the debt of the Issuer that may be owned by them or any of them, from time to time. Moreover, McMurrey may determine, from time to time or at any time, to sell or otherwise dispose of some or all of his interest in TLL or RRI. In making any such determination, the Reporting Persons will consider the financial condition and results of operations of the Issuer, the Reporting Persons' goals and objectives, other business opportunities available to the Reporting Persons, as well as general economic and stock market conditions. The foregoing actions may be taken by one or more of the Reporting Persons and, while currently there are no plans to do so, possibly in combination with others.

         Except as set forth in the preceding sentence and elsewhere in this
Schedule 13D, the Reporting Persons have no present plan or proposal with respect to any action that would relate to or result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors of the Issuer or management of the Issuer; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any material change in the Issuer's business or corporate structure; (vii) any change in the Issuer's certificate of incorporation or bylaws, or other action which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (x) any action similar to any of the foregoing. Each of the Reporting Persons reserves the right to formulate specific plans or proposals with respect to, or to change its intentions regarding, any or all of the foregoing.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) McMurrey beneficially owns 6,341,649 Shares. As the sole member of TLL, McMurrey is deemed to have a right to acquire (i) 16,666 of those Shares upon the exercise of an option granted pursuant to the Employment Agreement;
(ii) 295,649 of those Shares upon the exercise of the Option; (iii) 2,660,840 of those Shares upon the exercise of the Common Stock Warrants acquired upon the exercise of the Option; (iv) 216,114 of those Shares upon the conversion of the Series B Shares acquired upon the exercise of the Option; and (v) 1,945,038 of those Shares upon the conversion of the Series B Shares acquired upon the exercise of the Series B Warrant acquired upon the


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

exercise of the Option. The 6,341,649 Shares beneficially owned by McMurrey represent 64.9% of the outstanding Shares, based upon (i) the number of Shares outstanding as of the most recent practicable date and (ii) the number of additional Shares that will be outstanding upon the exercise of the Option and the conversion into, or exercise for, Shares of any securities purchased upon the exercise of the Option.

         TLL beneficially owns 5,117,641 Shares. TLL has a right to acquire (i) 295,649 of those Shares upon the exercise of the Option; (ii) 2,660,840 of those Shares upon the exercise of the Common Stock Warrants acquired upon the exercise of the Option; (iii) 216,114 of those Shares upon the conversion of the Series B Shares acquired upon the exercise of the Option; and (iv) 1,945,038 of those Shares upon the conversion of the Series B Shares acquired upon the exercise of the Series B Warrant acquired upon the exercise of the Option. The 5,117,641 Shares that TLL beneficially owns represent 52.5% of the outstanding Shares, based upon (i) the number of Shares outstanding as of the most recent practicable date and (ii) the number of additional Shares that will be outstanding upon the exercise of the Option and the conversion into, or exercise for, Shares of any securities purchased upon the exercise of the Option.

         RRI beneficially owns 1,200,000 Shares, which represent 24.4% of the number of Shares outstanding as of the most recent practicable date.

         (b) McMurrey does not have sole voting or dispositive power over any Shares. McMurrey has shared voting and dispositive power over 6,341,649 Shares, all of which are subject to the Stockholders Agreement (defined below), 5,117,641 of which are directly owned by TLL, and 1,216,666 of which are directly owned by RRI. TLL does not have sole voting or dispositive power over any Shares. TLL has shared voting and dispositive power over 5,117,641 Shares, all of which are subject to the Stockholders Agreement. RRI does not have sole voting or dispositive power over any Shares. RRI has shared voting and dispositive power over 1,200,000 Shares, all of which are subject to the Stockholders Agreement.

         (c) The information set forth in Item 3 is incorporated herein by reference.

         (d) The Reporting Persons affirm that no person other than as set forth in the response to this Item 5 has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the transfer of, the Shares beneficially owned by the Reporting Persons.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         The information set forth in Item 3 is incorporated herein by reference.


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         The Issuer, RRI, McMurrey, the Sellers and certain other stockholders of the Company are parties to a Stockholders Agreement, dated August 3, 1995 (the "Stockholders Agreement"), which governs certain rights and obligations regarding the voting and disposition of the Shares. The Agreement provides that the termination of the Stockholders Agreement is a condition to the exercise of the Option by TLL. A copy of the Stockholders Agreement was filed by the Issuer with the Securities and Exchange Commission on August 18, 1995, as Exhibit 10.12 to the Company's Current Report on Form 8-K (file no. 0-24992) and is incorporated herein by reference.

         To the best of the knowledge of the Reporting Persons, except as set forth in this Item 6 and elsewhere in this Schedule 13D, there are at present no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.                Description
-----------                -----------
     1          Purchases of Shares of Common Stock of Teletouch
                Communications, Inc. by Robert M. McMurrey from June 28, 2001 to present

     2 Option and Securities Purchase Agreement, dated August 24, 2001, by and among TLL Partners, L.L.C., CIVC Partners I, and Continental Illinois Venture Corporation

     3 Stockholders Agreement, dated August 3, 1995, by and among Teletouch Communications, Inc., Robert M. McMurrey, Rainbow Resources, Inc., CIVC Partners I, Continental Illinois Venture Corporation and such other stockholders listed on the signature page thereto, incorporated herein by reference to Exhibit 10.12 the Current Report on Form 8-K of Teletouch Communications, Inc. filed with the Securities and Exchange Commission on August 18, 1995 (file no. 0-24992)




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                                   SIGNATURES

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: September 4, 2001               ROBERT M. MCMURREY


                                       /s/ ROBERT M. MCMURREY
                                       -----------------------------------------



                                       RAINBOW RESOURCES, INC.


                                       By: /s/ ROBERT M. MCMURREY
                                          --------------------------------------
                                          Robert M. McMurrey
                                          President



                                       TLL PARTNERS, L.L.C.


                                       By: /s/ ROBERT M. MCMURREY
                                          --------------------------------------
                                          Robert M. McMurrey
                                          President




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                               INDEX TO EXHIBITS



Exhibit No.                      Description
-----------                      -----------
     1          Purchases of Shares of Common Stock of Teletouch
                Communications, Inc. by Robert M. McMurrey from June 28, 2001 to present

     2 Option and Securities Purchase Agreement, dated August 24, 2001, by and among TLL Partners, L.L.C., CIVC Partners I, and Continental Illinois Venture Corporation

     3 Stockholders Agreement, dated August 3, 1995, by and among Teletouch Communications, Inc., Robert M. McMurrey, Rainbow Resources, Inc., CIVC Partners I, Continental Illinois Venture Corporation and such other stockholders listed on the signature page thereto, incorporated herein by reference to Exhibit 10.12 to the Current Report on Form 8-K of Teletouch Communications, Inc. filed with the Securities and Exchange Commission on August 18, 1995 (file no. 0-24992)